UNITED STATES
                         SECURITIES EXCHANGE COMMISSION
                             Washington, D.C. 20549

--------------------------------------------------------------------------------


                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 2)

                               ATLAS AMERICA, INC.
                               -------------------
                                (Name of Issuer)


                     Common Stock, par value $.01 per share
                ----------------------------------------------
                         (Title of Class of Securities)


                                    049167109
                          --------------------------
                                 (CUSIP Number)


                                 May 10, 2007
                          --------------------------
             (Date of Event which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                                |X| Rule 13d-1(b)

                                |_| Rule 13d-1(c)

                                |_| Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                          Continued on following pages
                               Page 1 of 11 Pages
                             Exhibit Index: Page 10

                                 SCHEDULE 13G

CUSIP No.: 049167109                                        Page 2 of 11 Pages

................................................................................
1.   Names of Reporting Persons.

     I.R.S. Identification Nos. of above persons (entities only).


     MAGNETAR FINANCIAL LLC
................................................................................
2.   Check the Appropriate Box if a Member of a Group

     (a) |_|

     (b) |_|
................................................................................
3.   SEC Use Only
................................................................................
4.   Citizenship or Place of Organization

     Delaware
................................................................................
Number of             5.   Sole Voting Power                2,683,325
Shares               ..........................................................
Beneficially          6.   Shared Voting Power                 None
Owned by Each        ..........................................................
Reporting             7.   Sole Dispositive Power           2,683,325
Person With          ..........................................................
                      8.   Shared Dispositive Power            None
................................................................................
9.   Aggregate Amount Beneficially Owned by Each Reporting Person

     2,683,325
................................................................................
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

     |_|
................................................................................
11.  Percent of Class Represented by Amount in Row (9)

     10.01% based on 26,809,554 shares outstanding as of May 29, 2007.(1)
................................................................................
12.  Type of Reporting Person:

     IA; OO


-------------
(1) Using Form 10-Q filed on May 10, 2007 and adjusting for a stock split on May 29, 2007.

                                 SCHEDULE 13G

CUSIP No.: 049167109                                        Page 3 of 11 Pages

................................................................................
1.   Names of Reporting Persons.

     I.R.S. Identification Nos. of above persons (entities only).


     MAGNETAR CAPITAL PARTNERS LP
................................................................................
2.   Check the Appropriate Box if a Member of a Group

     (a) |_|

     (b) |_|
................................................................................
3.   SEC Use Only
................................................................................
4.   Citizenship or Place of Organization

     Delaware
................................................................................
Number of             5.   Sole Voting Power                   None
Shares               ..........................................................
Beneficially          6.   Shared Voting Power              2,724,724
Owned by Each        ..........................................................
Reporting             7.   Sole Dispositive Power              None
Person With          ..........................................................
                      8.   Shared Dispositive Power         2,724,724
................................................................................
9.   Aggregate Amount Beneficially Owned by Each Reporting Person

     2,724,724
................................................................................
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

     |_|
................................................................................
11.  Percent of Class Represented by Amount in Row (9)

     10.16% based on 26,809,554 shares outstanding as of May 29, 2007.(1)
................................................................................
12.  Type of Reporting Person:

     HC; OO


-------------
(1) Using Form 10-Q filed on May 10, 2007 and adjusting for a stock split on May 29, 2007.

                                 SCHEDULE 13G

CUSIP No.: 049167109                                        Page 4 of 11 Pages

................................................................................
1.   Names of Reporting Persons.

     I.R.S. Identification Nos. of above persons (entities only).


     SUPERNOVA MANAGEMENT LLC
................................................................................
2.   Check the Appropriate Box if a Member of a Group

     (a) |_|

     (b) |_|
................................................................................
3.   SEC Use Only
................................................................................
4.   Citizenship or Place of Organization

     Delaware
................................................................................
Number of             5.   Sole Voting Power                   None
Shares               ..........................................................
Beneficially          6.   Shared Voting Power              2,724,724
Owned by Each        ..........................................................
Reporting             7.   Sole Dispositive Power              None
Person With          ..........................................................
                      8.   Shared Dispositive Power         2,724,724
................................................................................
9.   Aggregate Amount Beneficially Owned by Each Reporting Person

     2,724,724
................................................................................
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

     |_|
................................................................................
11.  Percent of Class Represented by Amount in Row (9)

     10.16% based on 26,809,554 shares outstanding as of May 29, 2007.(1)
................................................................................
12.  Type of Reporting Person:

     HC; OO


-------------
(1) Using Form 10-Q filed on May 10, 2007 and adjusting for a stock split on May 29, 2007.

                                 SCHEDULE 13G

CUSIP No.: 049167109                                        Page 5 of 11 Pages

................................................................................
1.   Names of Reporting Persons.

     I.R.S. Identification Nos. of above persons (entities only).


     ALEC N. LITOWITZ
................................................................................
2.   Check the Appropriate Box if a Member of a Group

     (a) |_|

     (b) |_|
................................................................................
3.   SEC Use Only
................................................................................
4.   Citizenship or Place of Organization

     United States of America
................................................................................
Number of             5.   Sole Voting Power                   None
Shares               ..........................................................
Beneficially          6.   Shared Voting Power              2,724,724
Owned by Each        ..........................................................
Reporting             7.   Sole Dispositive Power              None
Person With          ..........................................................
                      8.   Shared Dispositive Power         2,724,724
................................................................................
9.   Aggregate Amount Beneficially Owned by Each Reporting Person

     2,724,724
................................................................................
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

     |_|
................................................................................
11.  Percent of Class Represented by Amount in Row (9)

     10.16% based on 26,809,554 shares outstanding as of May 29, 2007.(1)
................................................................................
12.  Type of Reporting Person:

     HC


-------------
(1) Using Form 10-Q filed on May 10, 2007 and adjusting for a stock split on May 29, 2007.

                                                              Page 6 of 11 Pages

Item 1(a).  Name of Issuer:

            Atlas America, Inc. (the "Issuer")

Item 1(b).  Address of Issuer's Principal Executive Offices:

            311 Rouser Road, Moon Township, PA 15108.

Item 2(a).  Name of Person Filing;

            This Statement is filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

            i)    Magnetar Financial LLC ("Magnetar Financial");

            ii)   Magnetar Capital Partners LP ("Magnetar Capital Partners");

            iii)  Supernova Management LLC ("Supernova Management"); and

            iv)   Alec N. Litowitz ("Mr. Litowitz").

            This Statement relates to Shares (as defined herein) held for the accounts of Magnetar Capital Master Fund, Ltd, a Cayman Islands exempted company ("Magnetar Capital Master Fund"), certain managed accounts (the "Managed Accounts"), Magnetar SGR Fund, Ltd and Magnetar SGR Fund, LP. Magnetar Capital Partners serves as the sole member and parent holding company of Magnetar Financial and Magnetar Investment Management, LLC, a Delaware limited liability company ("Magnetar Investment Management"). Each of Magnetar Financial and Magnetar Investment Management are registered investment advisers under Section 203 of the Investment Advisers Act of 1940, as amended. Magnetar Financial serves as investment adviser to Magnetar Capital Master Fund. In such capacity, Magnetar Financial exercises voting and investment power over the Shares held for the account of Magnetar Capital Master Fund. Magnetar Investment Management serves as investment adviser to the Managed Accounts, Magnetar SGR Fund, Ltd. and Magnetar SGR Fund, LP. In such capacity, Magnetar Investment Management exercises voting and investment power over the Shares for the accounts of the Managed Accounts, Magnetar SGR Fund, Ltd and Magnetar SGR Fund, LP. Supernova Management is the general partner of Magnetar Capital Partners. The manager of Supernova Management is Mr. Litowitz.

Item 2(b).  Address of Principal Business Office or, if None, Residence:

            The address of the principal business office of each of Magnetar Financial, Magnetar Capital Partners, Supernova Management, and Mr. Litowitz is 1603 Orrington Avenue, 13th Floor, Evanston, Illinois 60201.

Item 2(c).  Citizenship:

            i)    Magnetar Financial is a Delaware limited liability company;

            ii)   Magnetar Capital Partners is a Delaware limited partnership;

            iii)  Supernova Management is a Delaware limited liability company;
                  and

            iv)   Mr. Litowitz is a citizen of the United States of America.

                                                              Page 7 of 11 Pages

Item 2(d).  Title of Class of Securities:

            Common Stock, par value $.01 per share (the "Shares")

Item 2(e).  CUSIP Number:

            049167109

Item 3. If This Statement is Filed Pursuant to ss.ss.240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

            (a) [ ] Broker  or  dealer  registered  under  Section  15 of  the
                    Exchange Act.

            (b) [ ] Bank as defined in Section 3(a)(6) of the Exchange Act.

            (c) [ ] Insurance  company as defined in Section  3(a)(19)  of the
                    Exchange Act.

            (d) [ ] Investment  company  registered  under  Section  8 of  the
                    Investment Company Act.

            (e) [X] An investment  adviser in accordance with Rule 13d-1(b)(1)
                    (ii)(E);

            (f) [ ] An employee  benefit plan or endowment  fund in accordance with Rule 13d-1(b)(1)(ii)(F).

            (g) [ ] A parent  holding  company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

            (h) [ ] A savings  association  as defined in Section  3(b) of the
                    Federal Deposit Insurance Act.

            (i) [ ] A church plan that is excluded  from the  definition of an
                    investment   company   under   Section   3(c)(14)  of  the
                    Investment Company Act.

Item 4.     Ownership:

Item 4(a).  Amount Beneficially Owned:

            As of May 31, 2007, each of Magnetar Capital Partners, Supernova Management and Mr. Litowitz may be deemed to be the beneficial owner of the 2,724,724 Shares. This amount consists of: (A) 2,683,325 Shares held for the account of Magnetar Capital Master Fund; (B) 37,726 Shares held for the account of the Managed Accounts; (C) 193 Shares held for the account of Magnetar SGR Fund, Ltd; and (D) 3,480 Shares held for the account of Magnetar SGR Fund, LP.

            As of May 31, 2007, Magnetar Financial may be deemed to be the beneficial owner of 2,683,325 Shares. This amount consists of 2,683,325 Shares held for the account of the Magnetar Capital Master Fund.


Item 4(b).  Percent of Class:

            The number of Shares of which Magnetar Financial may be deemed to be the beneficial owner constitutes approximately 10.01% of the total number of Shares outstanding. The number of Shares of which Magnetar Capital Partners, Supernova Management and Mr. Litowitz may be deemed to be the beneficial owner constitutes approximately 10.16% of the total number of Shares outstanding (based upon information provided by the Issuer in its most recently filed quarterly report on Form 10-Q filed on May 10, 2007, and a stock split on May 29, 2007, there were 26,809,554 shares outstanding).

Item 4(c).  Number of Shares of which such person has:

Magnetar Financial:
-------------------

(i) Sole power to vote or direct the vote:                            2,683,325

(ii) Shared power to vote or direct the vote:                                 0

(iii) Sole power to dispose or direct the disposition of:             2,683,325

(iv) Shared power to dispose or direct the disposition of:                    0

Magnetar Capital Partners, Supernova Management, and Mr. Litowitz:
------------------------------------------------------------------

(i) Sole power to vote or direct the vote:                                    0

(ii) Shared power to vote or direct the vote:                         2,724,724

(iii) Sole power to dispose or direct the disposition of:                     0

(iv) Shared power to dispose or direct the disposition of:            2,724,724


Item 5.     Ownership of Five Percent or Less of a Class:

            This Item 5 is not applicable.

                                                              Page 8 of 11 Pages

Item 6.     Ownership of More than Five Percent on Behalf of Another Person:

            This Item 6 is not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

            See disclosure in Item 2 hereof.

Item 8.     Identification and Classification of Members of the Group:

            This Item 8 is not applicable.

Item 9.     Notice of Dissolution of Group:

            This Item 9 is not applicable.

Item 10.    Certification:

            By signing below each of the Reporting Persons certifies that, to the best of their knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                                              Page 9 of 11 Pages

                                    SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 7, 2007                            MAGNETAR FINANCIAL LLC

                                              By: Magnetar Capital Partners LP
                                                     As Sole Member

                                              By:  /s/ Alec N. Litowitz
                                                   --------------------
                                              Name: Alec N. Litowitz
                                              Title:Manager of Supernova
                                                    Management LLC, as
                                                    General Partner of
                                                    Magnetar Capital Partners LP


Date: June 7, 2007                            MAGNETAR CAPITAL PARTNERS LP


                                              By:  /s/ Alec N. Litowitz
                                                   --------------------
                                              Name: Alec N. Litowitz
                                              Title:Manager of Supernova
                                                    Management LLC, as
                                                    General Partner of
                                                    Magnetar Capital Partners LP


Date: June 7, 2007                            SUPERNOVA MANAGEMENT LLC


                                              By:  /s/ Alec N. Litowitz
                                                   --------------------
                                              Name: Alec N. Litowitz
                                              Title:   Manager


Date: June 7, 2007                            ALEC N. LITOWITZ


                                              /s/ Alec N. Litowitz
                                              --------------------

                                                             Page 10 of 11 Pages


                                  EXHIBIT INDEX


Ex.                                                                     Page No.
---                                                                     --------

A.          Joint Filing Agreement, dated June 7, 2007 by and
            among Magnetar Financial LLC, Magnetar Capital Partners
            LP, Supernova Management LLC, and Alec N.
            Litowitz..................................................        11

                                                             Page 11 of 11 Pages



                                    EXHIBIT A

                             JOINT FILING AGREEMENT

            The undersigned hereby agree that the statement on Schedule 13G with respect to the Common Stock of Atlas America, Inc. dated as of June 7, 2007, is, and any amendments thereto (including amendments on Schedule 13D) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.


Date: June 7, 2007                            MAGNETAR FINANCIAL LLC

                                              By: Magnetar Capital Partners LP
                                                     As Sole Member

                                              By:  /s/ Alec N. Litowitz
                                                   --------------------
                                              Name: Alec N. Litowitz
                                              Title:Manager of Supernova
                                                    Management LLC, as
                                                    General Partner of
                                                    Magnetar Capital Partners LP


Date: June 7, 2007                            MAGNETAR CAPITAL PARTNERS LP


                                              By:  /s/ Alec N. Litowitz
                                                   --------------------
                                              Name: Alec N. Litowitz
                                              Title:Manager of Supernova
                                                    Management LLC, as
                                                    General Partner of
                                                    Magnetar Capital Partners LP


Date: June 7, 2007                            SUPERNOVA MANAGEMENT LLC


                                              By:  /s/ Alec N. Litowitz
                                                   --------------------
                                              Name: Alec N. Litowitz
                                              Title:   Manager


Date: June 7, 2007                            ALEC N. LITOWITZ


                                              /s/ Alec N. Litowitz
                                              --------------------